Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-158199-10

CREDIT SUISSE AG
9.70% per annum Reverse Convertible Securities due March 7, 2011
Linked to the Honda Motor Co., Ltd.

BAH 502

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau branch
Principal Amount:	2,277,000
Maturity Date:	March 7, 2011, subject to postponement if a market disruption event exists on the valuation date.
Coupon:	The securities will pay a total coupon of 9.70% per annum on the principal amount from their issue date.
Issue Date:	March 5, 2010
Coupon Payment Dates:	Payable quarterly in arrears starting on June 7, 2010 and ending on the maturity date.
Valuation Date:	March 2, 2011, subject to postponement if a market disruption event occurs on that date.
Reference Shares:	Honda Motor Co., Ltd. (NYSE: HMC)
Initial Share Price:	34.87
Knock-In Event:	A Knock-In Event will occur if the price of the Reference Shares reaches or falls below its Knock-In Level at any time on any trading day during the Observation Period.
Knock-In Level:	80% of the Initial Share Price, or 27.90 per share.
Observation Period:	The period from but excluding the Trade Date to and including the Valuation Date.
Trade Date:	March 2, 2010
Redemption Amount:	1.	If a Knock-In Event has not occurred during the Observation Period, you will be entitled to receive a cash payment equal to 100% of the principal amount of your securities at maturity.
	2.	If a Knock-In Event has occurred during the Observation Period and the Final Share Price is greater than or equal to the Initial Share Price, you will be entitled to receive a cash payment equal to 100% of the principal amount of your securities at maturity.
	3.	If a Knock-In Event has occurred during the Observation Period and the Final Share Price is less than the Initial Share Price, you will be entitled to receive the physical delivery amount, which will be equal to the number of Reference Shares rounded down to the nearest whole number, per $1,000 principal amount of securities equal to the product of (i) $1,000 divided by the Initial Share Price and (ii) the share adjustment factor, plus the cash value of any fractional share amount. The market value of the physical delivery amount will be less than the principal amount of your securities and may be zero.
Discounts and Commissions:	$2.50 per $1,000 principal amount of securities (0.25%)
CUSIP and ISIN:	22542DEL0 and US22542DEL01
Underwriter:	Credit Suisse Securities (USA) LLC
Calculation Agent:	Credit Suisse International

March 2, 2010

Credit Suisse has filed a registration statement (including product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read this communication together with the Product Supplement No. F-I dated September 22, 2009, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221- 1037.